[K&LNG Letterhead]

July 28, 2005	Shoshannah D. Katz

310.552.5063
Fax: 310.552.5001
skatz@klng.com
Via Edgar and Fed Ex

Office of Emerging Growth Companies
Securities and Exchange Commission
450 5th Street, N.W.
Washington D.C. 20549-0303
Attn: John Reynolds

Re:	Rokwader, Inc.
Registration Statement on Form SB-2
File Number: 333-125314
Filed May 27, 2005

Dear Mr. Reynolds:

On behalf of Rokwader, Inc. (the “Company”) we hereby transmit for filing Amendment No. 1 to Form SB-2 filed May 27, 2005 (“Amendment No. 1”). We are also forwarding to you via Fed Ex courtesy copies of this letter and Amendment No. 1 (marked to show changes and additions from the Form SB-2 filed May 27, 2005 (the “SB-2”)). We have been advised that changes in Amendment No. 1 from the SB-2, as submitted herewith in electronic format, have been tagged.

The staff of the Securities and Exchange Commission (the “Staff”) issued a comment letter, dated June 30, 2005, in respect of the above-referenced filing. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following. Please note that page number references in your comments may not refer to the same page number(s) in Amendment No. 1. Please also note that the Company has increased the number of shares being offered in the offering to 125,000 and also increased the purchase price per share to $1.00. In addition to changes resulting from the staff’s comments as discussed below, the Company has made changes reflecting the increase number of shares and price per share throughout Amendment No. 1. The Company has also made revisions to the discussion regarding “penny stock” on pages 17-18 and 21-22 of Amendment No. 1 to reflect changes to the Exchange Act Rules recently promulgated in Release No. 34-51983.

An additional filing fee in the amount $5.88 has been remitted concurrently with or prior to the filing of Amendment No. 1.

Office of Emerging Growth Companies
Securities and Exchange Commission
July 28, 2005

General

1.
Comment: Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B, and provide a current consent of the independent accountants in any amendment.

Response: The Company believes that updated financial statements are not required at this time, but will provide them as required in any additional amendments. A currently dated consent of Stonefield Josephson, Inc. is included in Amendment No. 1.

Prospectus Cover Page

2.	Comment: In the first paragraph, please clarify that you will offer your shares at a “fixed” price of $0.75 per share.

Response: Further to the request of the Staff and consistent with the change in offering price, the Company has revised the paragraph to indicate that the shares are offered at a “fixed purchase price of $1.00 per share.”

3.	Comment: Please identify yourself on the cover page as a “blank check company” and that the offering will be conducted in compliance with Rule 419 of Regulation C.

Response: Further to the request of the Staff, the first paragraph of the cover page now includes the following statement: “We are a “blank check company” as defined by, and will conduct the offering in compliance with, Rule 419 of Regulation C, promulgated under the Securities Act of 1933, as amended.”

4.	Comment: Please disclose any minimum purchase requirements as required by Item 501(a)(9)(iii) of Regulation S-B.

Response: Further to the request of the Staff, we have been advised by the Company that there will be no minimum purchase requirement applicable to this offering.

Prospectus Summary, page 1

5.
Comment: You state under “Principal Terms of the Offering” that none of your management or promoters will purchase any of the 100,000 shares. Please also indicate whether affiliates of the same will purchase.

Office of Emerging Growth Companies
Securities and Exchange Commission
July 28, 2005

Response: Further to the request of the Staff, the Company has revised the statement to also indicate that no affiliates of its management or promoters will purchase any of the 100,000 shares.

6.
Comment: Please clarify under “Offering Conducted in Compliance with Rule 419” that if an investor does not make a decision within 45 days, the escrowed funds will be returned within 5 business days, as required by Item 419(c)(2)(ii) of Regulation C, and that if you do not complete an acquisition within 18 months from the date of effectiveness, then the funds plus interest will be returned to investors within 5 business days as required by Item 419(e)(2)(iv) of Regulation C.

Response: Further to the request of the Staff, the Company has clarified the period for the return of funds in the section referenced above, as well as under the heading “Rights and Protections Under Securities Act Rule 419” on page 9.

7.
Comment: We note the references under “Limited State Registration” to resales by shareholders purchasing in this offering. Please explain in light of Rule 419(b)(3) of Regulation C requiring the deposit of securities into the escrow or trust account and which further provides that “no transfer or other disposition of securities held in the escrow or trust account . . . shall be permitted other than by will or the laws of descent and distribution.”

Response: Further to the request of the Staff, the Company has added an introductory paragraph to this section setting forth the requirement for the deposit of the securities into escrow and the limitations on transfer or disposition while held in the escrow account. The discussion of resales in the now second paragraph of the section under “Limited State Registration” addresses those circumstances after the securities may be released from escrow under Rule 419(e).

8.	Comment: Under “Summary Financial Information,” please disclose that your auditors have expressed “substantial doubt as to your ability to continue as a going concern.”

Response: Further to the request of the Staff, the Company has revised the introductory paragraph to the Summary Financial Information to disclose that Rokwader, Inc.’s independent registered public accounting firm has expressed substantial doubt as to the Company’s ability to continue as a going concern.

Office of Emerging Growth Companies
Securities and Exchange Commission
July 28, 2005

Risk Factors, page 4

9.
Comment: Risk factor one appears to discuss multiple risks, including (1) the level of control to be exercised by management; (2) management’s pecuniary interest versus fiduciary duty; and (3) prior shell company activity of management. Please discuss each risk in a separate risk factor. In this regard, we note that prior shell activity is addressed in risk factor two.

Response: Further to the request of the Staff, the Company has revised this risk factor to focus on management’s sizable control of the company and the resulting conflict of interest risk, including the potential conflict between management’s pecuniary interest and its fiduciary duty. The conflict and risk resulting from the possible involvement of management in future shell activity is now discussed in the subsequent risk factor.

10.	Comment: In risk factor two, please identify your officers and directors that have had prior shell company experience. Identify the shell companies and indicate their current operating status.

Response: Further to the request of the Staff, the Company has revised the risk factor to clearly identify Mr. Farar and Mr. Saderup as having prior shell company experience, to disclose the nature of such experience, focusing on past leadership experience, and to disclose the status of such companies.

11.	Comment: Risk factor 5 does not appear to be a material risk to investors. Please explain the risk or remove.

Response: Further to the request of the Staff, the Company has revised the risk factor to more clearly address the lack of significant interest and return which could possibly result from investment in the offering. However, as this disclosure is primarily designed to highlight to investors the lack, or limited amount, of interest they will be earning on their invested funds pending completion of the offering and acquisition, respectively, because of the safeguards in place by placing their funds in escrow thereby guarding their principal, the Company has determined to deemphasize the risk by moving it to a location appearing near the end of the Risk Factor section.

12.	Comment: Clarify in risk factor 11 whether your officers and directors will likely resign upon consummation of a business combination.

Office of Emerging Growth Companies
Securities and Exchange Commission
July 28, 2005

Response: Further to the request of the Staff, the Company has added a statement indicating that the Rokwader, Inc. officers would likely resign from these executive positions upon the closing of a business combination, but may continue as directors of the combined entity depending on the structure and circumstances of the business combination, including the level of experience of the target’s board.

Rights of Protections Under the Terms and Provisions of the Escrow Agreement, page 9

13.	Comment: Please disclose the interest rate for the funds in escrow. Provide similar disclosure in the plan of distribution section.

Response: Further to the request of the Staff, the Company has revised the references in the prospectus summary, discussion of the escrow agreement and plan of distribution regarding the use of an interest bearing account upon the completion of the offering to clearly disclose that such account shall bear interest at the Escrow Agent’s then applicable rate for a money market investment account, pursuant to Section 2.4 of the Escrow Agreement.

14.	Comment: Clarify in the third paragraph of this section that if the offering is not successful, the funds will be promptly returned to investors.

Response: Further to the request of the Staff, language has been added to the paragraph (and elsewhere where the same concept is discussed) indicating that if the offering is not completed successfully within the 180 day period after the date of prospectus, the funds in the non-interest bearing account will be promptly returned to the investors.

Use of Proceeds, page 10

15.
Comment: As appropriate, please expand the use of proceeds table to discuss the following: legal, accounting and other expenses attendant to due diligence investigations, structuring and negotiating of a business combination; due diligence of prospective target businesses; legal and accounting fees relating to SEC reporting obligations; and working capital to cover miscellaneous expenses. List each in their order of priority and indicate the amount expected to be allocated on a line item basis.

Response: Further to the request of the Staff, the Company has provided additional disclosure under “Use of Proceeds” to reflect the amounts the Company expects to allocate to the projected business combination expenses on a line item basis.

Office of Emerging Growth Companies
Securities and Exchange Commission
July 28, 2005

16.
Comment: We note your disclosure that you do not presently intend to request the release of funds but that you may reconsider this position in the future. Please revise to clearly discuss the circumstances that would require management to alter the use of proceeds from this offering and discuss alternatives to the currently stated uses. Please refer to Instruction 7 to Item 504 of Regulation S-K for guidance. Also, this would appear to be a material change in the offering that would require the filing of a post-effective amendment. Please revise the disclosure accordingly.

Response: Further to the request of the Staff, the Company has added disclosure stating that it will not request the release of the ten percent of net proceeds in the offering and that all proceeds will be deposited in the escrow account.

17.
Comment: Please disclose the total amount of the offering expenses and indicate the amount of cash on hand as of the most recent practicable date. We note that expenses in excess of your currently available funds will be advanced by management. We also note on page 12 that management has orally agreed to such an advance. Please clarify this fact and advise as to the enforceability of this oral agreement.

Response: Further to the request of the Staff, the Company has advised us that the offering expenses incurred as of June 30, 2005 were $43,010 and the amount of cash on hand as of June 30, 2005 was $65,475. Mr. Farar, President and Director of Rokwader, has affirmed his commitment to provide an advance of any expenses in excess of the Company’s currently available funds. The Company has revised the language regarding the potential for advances from management in the registration statement to reflect this commitment. As noted in the disclosure provided, Mr. Farar has advised that any advances made under such circumstances shall be made interest-free, will be documented, and will be repaid only on consummation of a merger or acquisition.

18.
Comment: You disclose on page 11 that total legal fees for a standard business combination are approximately $150,000. Please advise why you are only raising $75,000 if you estimate legal expenses associated with the business combination to be $150,000 and estimate expenses associated with this offering at $100,000.

Response: Further to the request of the Staff, the Company has advised us that the estimated legal costs of $150,000 for a standard business combination are aggregate for the transaction and anticipates that the target company may cover its portion of such costs. However, in an effort to ensure that the Company will have adequate funds to complete a business combination, and as reflected throughout the amendment to the registration statement, the Company has revised the offering terms to raise $125,000.

Office of Emerging Growth Companies
Securities and Exchange Commission
July 28, 2005

19.
Comment: We also note reference on page 13 to any “limited additional capital” you may have to be used in attracting a business combination. Please explain this reference in light of the significant offering expenses mentioned above.

Response: Your comment has been noted. Given the estimated expenses of the offering and to complete an acquisition, the Company has deleted the reference to “limited additional capital.”

20.	Comment: You state that management may consider potential target business among its business associates. Please identify these “business associates.”

Response: We have been advised that management has not yet clearly identified specific business associates as sources of potential business combinations and that the use of the term “business associates” references pre-existing management contacts throughout the professional world cultivated through the managers past business experiences. If management does identify specific business associates to consult with for leads on potential target businesses, or if certain business associates bring potential targets to the attention of management, the Company has advised that it will disclose the identities of such parties in any subsequent amendment(s).

Description of Business, page 12

21.
Comment: Reference is made to the third paragraph on page 13 beginning with “None of our officers or directors has had any preliminary contact or discussions. . .”  If true, please revise this sentence to also include “affiliates thereof.”

Response: Further to the request of the Staff, the Company has revised the noted paragraph to indicate that none of our officers, directors or affiliates has had any preliminary contact or discussions with any representative of any other entity regarding a business combination with Rokwader, Inc.

22.
Comment: Under “Evaluation of Business Combinations” on page 13, you state that management will concentrate on preliminary business combinations which may be brought to their attention by “present associations.” Please identify “present associations.” Also, please disclose whether you have had any discussions, negotiations or agreements, preliminary or otherwise, with any “present associations” or other third parties to help you find a target company. Also, disclose whether any affiliates, “present associations” or other third parties have approached or been approached by any potential target businesses. We may have further comment.

Office of Emerging Growth Companies
Securities and Exchange Commission
July 28, 2005

Response: Further to the request of the Staff, the use of the term “present associations” has been revised to explicitly list those types of parties intended, including persons having pre-existing business or personal relationships with members of the Company’s management and interested persons referred to the Company by persons having such pre-existing relationships with members of its management. We have been advised by the Company that it has not had any discussions, negotiations nor entered any agreements, preliminary or otherwise, with any party at this time regarding finding a target company or entering a business combination transaction with the Company. We have been advised that to the Company’s knowledge, no affiliate, associate, promoter, or third party has approached or been approached by any potential target business regarding a business combination with the Company.

23.
Comment: We note you may utilize “finders” to help you locate a target business. Please disclose in greater detail any finders’ fees that may be paid. Please disclose whether any members of management or their affiliates may be used as “finders” and obtain a finders’ fee as a result.

Response: Pursuant to the request of the Staff, the Company has revised the disclosure pertaining to the Company’s current intention regarding finder’s fees given its limited available resources, to rely on management, rather than finders, to identify potential business combination candidates and to explicitly state that current members and affiliates of management will not be entitled to any “finders’ fees.”

Management, page 17

24.
Comment: We note the statement that the individuals named on page 52 “may be deemed to be our parent or promoter.” Please clearly indicate that these individuals are your promoters, if true, and name all promoters.

Response: Further to the request of Staff, the Company has revised the introduction to the management table to disclose that the named individuals are all “promoters” pursuant to the definition of that term under Rule 405.

25.
Comment: Please advise as to Messrs. Farar and Saderup’s affiliation with Hillshire Trust, CDM Interactive, Belle Group, Voice Powered Technology International, Southridge Group and World Waste Technologies.

Response: Further to the request of the Staff, the Company has advised us as follows regarding Messrs. Farar and Saderup’s affiliations with the noted companies:

Office of Emerging Growth Companies
Securities and Exchange Commission
July 28, 2005

Mr. Farar is the manager and a principal interestholder in Belle Group Ltd., which was a controlling stockholder of Voice Powered Technology International, Inc. through August 25, 2004. On that date, Voice Powered Technology International completed a merger with World Waste Technologies with World Waste Technologies being the survivor; World Waste Technologies is now an operating company. Mr. Farar has advised us that he is now a beneficial shareholder of less than 5% of the common stock of World Waste Technologies.

Mr. Farar is the trustee for Hillshire Trust, a revocable family trust formed as part of Mr. Farar’s estate plan. Hillshire Trust was a principal interestholder in Southridge Group, LLC, of which Mr. Farar was the manager. Upon its liquidation in December 2002, Southridge Group distributed a proportionate amount of the shares it held of CDMI Productions, Inc., formerly Gamogen, Inc., to Hillshire Trust. As a result, Hillshire Trust was a principal stockholder in CDMI Productions, Inc., until January 10, 2005, when subsequent issuances of shares by CDMI Productions, Inc. reduced Hillshire Trust’s beneficial ownership to non-affiliate status. CDMI Productions was subsequently renamed Gener8xion Entertainment, Inc. Hillshire Trust and Mr. Farar are not affiliates of Gener8xion Entertainment. CDM Interactive, LLC is a principal shareholder of Gener8xion Entertainment; neither Mr. Farar nor Hillshire Trust owns any interest in CDM Interactive, LLC.

Mr. Saderup was a director of Voice Powered Technology International (now World Waste Technologies) until he resigned around August 25, 2004, in relation to the merger noted above. Mr. Saderup no longer has any affiliation with World Waste Technologies. Mr. Saderup has and had no involvement with Hillshire Trust, CDM Interactive, LLC, Belle Group Ltd., or Southridge Group LLC.

26.	Comment: Please provide the business experience for each of your officer and directors, including beginning and ending dates of employment, for the past five years. See Item 401 of Regulation S-B.

Response: The Company believes that the current disclosure accurately and completely presents the business experience of each officer and director for the past five years. Mr. Farar has advised that he has been a private investor for over five years and has not been employed by any company within the past five years. Mr. Turk has advised that during the past five years he has earned his livelihood from his role as President and CEO of Certified Components Group, Inc., a private company. During that five-year period, Mr. Turk has also been a partner in Mitali Engineering, a private partnership that distributes surplus electronic components. Gary Saderup has advised that he has no employment outside of his activities as an artist and publisher, which he has pursued as president of Gary Saderup, Inc. for more than five years.

Office of Emerging Growth Companies
Securities and Exchange Commission
July 28, 2005

27.	Comment: Please disclose the business of Brooktide, LLC.

Response: Further to the request of the Staff, the Company has provided additional disclosure regarding Brooktide, LLC in the “Management” and “Principal Stockholders” sections. Mr. Farar has advised that Brooktide, LLC is owned by, and engages in investment and estate-planning activities for, Mr. Farar and members of his family.

28.	Comment: Identify all shell or non-operating companies affiliated with your officers and directors. Indicate the current operating status of each, including date and place of incorporation.

Response: Further to the request of the Staff, the Company has updated disclosure throughout the prospectus to clarify that its officers and directors do not currently have any affiliation with any shell or non-operating companies other than Rokwader. Disclosure regarding the officers’ and directors’ affiliations during the past five years with shell or non-operating companies is provided herein in response to comments 10 and 25.

Conflicts of Interest, page 18

29.
Comment: Please explain the statement that “Rokwader does not currently have a right of first refusal pertaining to opportunities that come to management’s attention where the opportunity may relate to Rokwader’s proposed business operations” in light of the disclosure that if Rokwader and another blank check company affiliated with any of the officers or directors seek the same business opportunity, then the company that filed the registration statement first, i.e. Rokwader, would be entitled to pursue the business opportunity.

Response: Further to the request of Staff, the Company revised the third and fourth paragraphs under the heading “Conflicts Of Interest” to clarify that the directors and officers are bound only by their fiduciary duties in identifying and prioritizing business combination opportunities for Rokwader, and that Rokwader does not have a contractual right of first refusal to any business opportunity. The expressed “right” of the company who first filed a registration statement to pursue an opportunity was a solution agreed upon by Rokwader’s directors and officers, in the specific circumstances highlighted in the fourth paragraph.

Office of Emerging Growth Companies
Securities and Exchange Commission
July 28, 2005

Market for our Common Stock, page 19

30.
Comment: In light of the fact that you do not presently know the business you plan to acquire and that you may acquire development stage companies that have had a limited operating history or limited assets, please remove the discussion that you plan to enter into a business combination that would allow your securities to trade without the penny stock limitations or advise supplementally.

Response: The Company believes that the existing disclosure is consistent with management’s intention to consider business combinations that will allow the Company’s securities to trade without the noted limitations. Although the Company does not presently know the nature of any resulting business combination, the ability of a potential acquisition to meet the requirements to trade without such limitations will be strongly considered in comparing possible business combination candidates. However, the Company has also added a clarifying statement that it cannot assure potential investors that it will be able to successfully complete a business combination which would allow its securities to trade without the penny stock limitations.

Principal Stockholders, page 22

31.	Comment: The beneficial ownership amounts should be as of the most recent practicable date. See Item 403 of Regulation S-B.

Response: Further to the request of the Staff, the Company has updated the beneficial ownership amounts as of June 30, 2005.

32.	Comment: Please advise who Rob Larcara is. We note his name in the registration rights agreement.

Response: Further to the request of the Staff, the Company wishes to advise you supplementally that Mr. Larcara was an original investor in Rokwader, Inc. Mr. Larcara changed his mind about investing shortly after formation of the Company and sold his entire equity interest and rights under the registration rights agreement to Mr. Turk, subject to the restrictions under the registration rights agreement and pursuant to the so-called section 4(1½) exemption. Mr. Turk acquired the shares subject to the understanding that they are also subject to the additional limitations imposed by Rule 419.

Office of Emerging Growth Companies
Securities and Exchange Commission
July 28, 2005

Plan of Distribution, page 24

33.	Comment: Please identify the members of management that will conduct this offering.

Response: Further to the request of the Staff, the Company has revised the disclosure indicating that its management will conduct this offering has been revised to explicitly name Mr. Farar as the executive officer who will most actively conduct the offering. Mr. Turk and Mr. Saderup will not be actively involved in the distribution of prospectuses, but may identify potential investors based on their pre-existing relationships.

34.	Comment: Provide disclosure regarding the limitations imposed by Regulation M.

Response: As discussed with Mr. William Bennett of the staff on July 11, 2005, the Company does not believe that disclosure regarding the limitations imposed by Regulation M is relevant in the context of this offering.

35.
Comment: We note that the officers and directors will rely upon Rule 3a4-1(a)(4)(iii) in participating in this offering. Given the very limited activities to be undertaken by these individuals in connection with this offering, please include a detailed discussion of how they will conduct this offering. We may have further comment.

Response: Further to the request of the Staff, the Company has provided additional discussion regarding the anticipated manner in which management will conduct the offering. Management will provide copies of the prospectus to potential interested investors among their current business associates and respond to inquiries from such parties, their affiliates and persons who are referred to the Company by such parties consistent with the information in the prospectus, providing any persons who are referred to the Company by such parties with a prospectus and ensure that subscribing investors complete the required subscription agreement.

36.
Comment: We note section 4.2 of the escrow agreement, which indicates that the termination date of the offering may be extended through the filing of a post-effective amendment. The extension of the offering period would appear to result in a new offering. Please revise the escrow agreement accordingly and include disclosure in this section.

Office of Emerging Growth Companies
Securities and Exchange Commission
July 28, 2005

Response: The Company believes that an amendment to the Escrow Agreement and revision to this section is unnecessary. Section 4.2 of the Escrow Agreement sets forth the terms and conditions governing disbursements from the escrow account if it remains upon beyond the Termination Date of the offering, i.e., if the offering is successfully completed within the 180-day period following effectiveness of the registration statement (or sooner) and thus a return of investors’ funds pursuant to Section 4.1 is unnecessary. The Escrow Agreement does not contemplate an extension of the offering period beyond the 180-day period allowed pursuant to Rule 419, nor does the Plan of Distribution set forth the possibility of such an extension to the offering period.

Part II

Exhibits

37.	Comment: We are unable to locate exhibit 4.1.

Response: Further to the request of the Staff, the specimen stock certificate has been filed as exhibit 4.1 to Amendment No. 1.

38.	Comment: Please file a validly executed escrow agreement.

Response: Further to the request of the Staff, a copy of the executed Escrow Agreement (and Amendment No. 1 thereto as signed to reflect the increases in size of the offering and the purchase price per share) has been filed as an exhibit to Amendment No. 1.

If you have any questions or further comments, please do not hesitate to contact the undersigned or Mark A. Klein at (310) 552-5000 or via fax at (310) 552-5001 with any questions.

Sincerely,

/s/ Shoshannah D. Katz

Shoshannah D. Katz

cc: Yale Farar, Rokwader, Inc.